Exhibit 99.4

GIANT INTERACTIVE GROUP INC.

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held at 3:00 p.m. (Beijing Time) on September 17, 2012 or at any adjournment or postponement thereof. The annual general meeting will be held at the offices of Ernst & Young, Room 2203, 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Giant Interactive Group Inc., if you hold our ordinary shares, or to Citibank N.A. if you hold American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on August 6, 2012 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 30, 2012, 236,988,598 of our ordinary shares, par value US$0.0000002 per share, were issued and outstanding, and approximately 105,247,911 were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on our register of members as of the record date are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.

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Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1 AND 2

ELECTION OF DIRECTORS

According to Article 87 of our Articles of Association, at each annual general meeting one-third of the Directors (other than the Company’s chief executive officer, who shall have the right to remain a Director so long as he remains the Company’s chief executive officer) for the time being (or if their number is not a multiple of three, the number nearest to but not more than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement at least once every three years. We now hereby nominate the following directors for re-election at the 2012 annual general meeting. Each of the directors to be re-elected will hold office for a three year term and until such director’s successor is elected and is duly qualified, or until such director’s disqualification in accordance with our Articles of Association.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their respective ages as of June 30, 2012, the principal positions currently held by them and their biographies are as follows:

Name	Age	Position

Peter Andrew Schloss (1)	51	Director
Lu Zhang (2)	48	Director

(1) Independent director and member of our audit committee, compensation committee and corporate governance and nominating committee

(2) Director

Mr. Peter Andrew Schloss is an independent director of our company. Mr. Schloss is the chief executive officer of Allied Pacific Sports Network Limited, or APSN, a leading internet and wireless provider of on-demand sports throughout Asia. APSN is the operator of a number of officially-licensed sports-focused websites in Asia including those of the English Premier League soccer, the German Bundesliga soccer, the Campeonato Brasileiro Serie A soccer and Major League Baseball, or MLB. Mr. Schloss was a director and chief executive officer of Broadwebasia, Inc. from 2007 to 2009. Mr. Schloss also was an executive director of TOM Online Inc. from 2004 to 2007. He served as chief financial officer of TOM Online Inc. from December 2003 to September 2005 and chief legal officer of TOM Online Inc. from September 2005 to September 2007. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also an investment banker of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited from 2001 to 2003. Mr. Schloss continues to be a director of Mediavest Limited. Mr. Schloss received a bachelor’s degree in Political Science and a Juris Doctor degree from Tulane University.

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Mr. Lu Zhang has been a director of our company since October 2006. Mr. Zhang also served as chief operating officer of our company from October 2006 to April 2010 and then as vice president in charge of corporate assets, game maintenance and care and customer service from April 2010 to January 2011. In addition, Mr. Zhang is the director of Giant Network, Eddia and Zhengtu Information. Prior to joining us, Mr. Zhang served as the development manager of Shanghai Jiante Bio-Technology Co., Ltd. from 2000 to 2004. From 1993 to 1999, Mr. Zhang was the general manager of Zhuhai Giant Group Computer Co., Ltd. From 1984 to 1990, Mr. Zhang served as an engineer at Nanjing Electronic Technology Development Institution. Mr. Zhang received his bachelor’s degree in Computer Science from the Hangzhou Electronic Industry Institute in 1984.

The directors will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 AND 2, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3

RATIFY THE AMENDMENT OF THE 2007 PERFORMANCE INCENTIVE PLAN TO INCREASE THE MAXIMUM NUMBER OF ORDINARY SHARES AVAILABLE FOR AWARDS

As of October 31, 2011, we had outstanding 6,645,100 stock options and 729,000 restricted shares granted under the Company’s 2007 Performance Incentive Plan (the “Plan”), of which only 3,325,900 shares remain available for future grants under the Plan at the same time. On October 31, 2011, in the best interest of the Company and its shareholders, our board of directors and our compensation committee determined to amend the Plan by increasing the maximum number of ordinary shares to be delivered pursuant to awards under the Plan (“Share Limit”) from 10,700,000 to 23,700,000 (the “Plan Amendment”). Our board and the compensation committee are proposing that the above Plan Amendment can be ratified at the 2012 annual general meeting. The principal features of the Plan are summarized below and are qualified in their entirety by preference to the full text of the plan. Our Plan is included as Exhibit 10.3 to our Registration Statement on Form F-1, as filed with the Securities and Exchange Commission, and is also available upon written request to our investor relations department at 10F, 3rd Building, 700 Yishan Road, Shanghai, 200233, People’s Republic of China.

Description of the 2007 Performance Incentive Plan

We adopted the Plan in connection with our initial public offering in 2007. The Plan permits awards of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, phantom stock, stock units, dividend equivalents, performance stock and similar awards.

Awards granted under the Plan vest at the discretion of the board of directors. To date, the vesting term of the options and restricted shares granted under the Plan has ranged from four to five years.

The board of directors believes that stock incentive plans as part of a comprehensive compensation package provide the Company with an opportunity to communicate its goals and standards of performance, attract and retain talented individuals, and achieve continued success and growth. The Company believes it can build shareholder value by motivating valuable employees, rewarding individual performance and developing long-term employee commitment through ownership of company stock.

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The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, RATIFY THE AMENDMENT OF THE 2007 PERFORMANCE INCENTIVE PLAN TO INCREASE THE MAXIMUM NUMBER OF ORDINARY SHARES AVAILABLE FOR AWARDS TO 23,700,000 ORDINARY SHARES.

PROPOSAL 4

APPOINTMENT OF INDEPENDENT AUDITOR

Our audit committee recommends, and our board of directors concurs, that Ernst & Young Hua Ming be appointed as our independent auditor for the fiscal year ending December 31, 2012. Ernst & Young Hua Ming has served as our independent auditor since 2007.

In the event our shareholders fail to vote in favor of the appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of Ernst & Young Hua Ming is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE APPOINTMENT OF Ernst & Young Hua Ming AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2012.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Yuzhu Shi

Chairman of the Board and

Chief Executive Officer

August 13, 2012

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